

September 6, 2012

<u>Via E-mail</u>
Stephen A. Wynn
Chairman of the Board and Chief Executive Officer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re:** **Wynn Resorts, Limited**
> **Annual Report on Form 10-K**
> **Filed February 29, 2012**
> **Amended Annual Report on Form 10-K**
> **Filed April 30, 2012**
> **File No. 000-50028**

Dear Mr. Wynn:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: Kim Sinatra
        General Counsel